Misys plc
Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045


06017359



Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

2 October 2006

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

The enclosed announcements made on 29 September and 2 October 2006 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8
Registered in England Number 1360027 VAT Registered Number 488 0035

File n° 82-34981


MISYS

29 SEPTEMBER 2006
FOR IMMEDIATE RELEASE

MISYS plc

ANNOUNCEMENT FROM THE INDEPENDENT COMMITTEE OF THE BOARD – TERMINATION OF OFFER PROCESS

On 12 September the Independent Committee of the Board of Misys plc ('Misys' or 'the Company') announced that it had not, at that time, received any proposals which it considered should be put to shareholders, although discussions with various parties were continuing.

Further discussions have taken place, which have not led to an offer being received. Accordingly, the Independent Committee has today (29 September 2006) terminated the offer process with immediate effect.

The Independent Committee has given consideration throughout this process to the management issues which would arise as a result of termination of the offer process. A further announcement on these issues will be made shortly.

ENDS

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for Misys and no one else and will not be responsible to anyone other than Misys

for providing the protections offered to clients of JPMorgan Cazenove or for providing advice in relation to matters referred to herein.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com



2 OCTOBER 2006
FOR IMMEDIATE RELEASE

MISYS plc

DIRECTORATE CHANGE AND TRADING UPDATE

On 29 September the Independent Committee of the Board of Misys plc ('Misys' or 'the Company') announced that it had not received any offer for the Company and accordingly had terminated the offer process with immediate effect.

Following discussion between Misys plc Chairman Sir Dominic Cadbury and Kevin Lomax, Chief Executive, Mr Lomax has, in the best interests of the Company, stepped down as Chief Executive and as a Director of the Company with immediate effect.

The Independent Committee has recognised throughout the offer process that there could be no certainty that an offer for the Company would be received. Consequently, the Independent Committee has given appropriate consideration to succession planning and has for some time been in discussions with potential external candidates for the role of Group Chief Executive. It is hoped that a further announcement on this will be made around the middle of October. In the interim period, Sir Dominic Cadbury has assumed the additional responsibilities of Group Chief Executive.

Sir Dominic Cadbury said: "We recognise that the last few months have been an unsettling time for employees. Now that the offer period has ended, the priority for the entire Board is to take the Group forward and to provide excellent service to customers. The Board has confidence in the long term value and future prospects of Misys."

TRADING UPDATE

Misys plc entered into an offer period on 9 June 2006 and consequently has not provided an outlook statement for the current financial year. Following the termination of the offer process, the Company is now providing an update on trading and outlook for this financial year.

Since issuing our preliminary results in July the overall trading conditions have not changed and overall the Group has made a satisfactory start to the financial year.

Both our Banking division and Sesame have traded in line with our expectations and ahead of last year during the first three months of the year.

In our Healthcare division, in the first three months ILF order in-take in Physician Systems, despite increasing activity with larger practices, has been held back

significantly as a result of increasing pressure in competing for smaller practices. Like-for-like revenue for the Division is in line with last year and our internal forecasts for the period and, including revenue from PayerPath, shows modest growth over last year.

In the Trading Update in June we highlighted certain factors which we expected to have an adverse effect on EPS in financial year 2006/07. The principal factors included: the dilutive effect of the sale of General Insurance last May; the losses from the acquisition of PayerPath and other assets; the impact of the changes in US$/Sterling exchange rates on reporting our US Healthcare business' results in Pounds Sterling. In addition during the investor and analysts call in June, we also noted the impact of the significant increase in average US$ interest rates. As a consequence of these factors, which were previously highlighted, we expect adjusted EPS for the current financial year to be lower than last year.

ENDS

A conference call for analysts and investors will be held at 8:30am today. To access this call please dial **+44 (0) 1452 541 076**; Passcode **8000894**. The call will be available for replay from later today until 9th October on **+44 (0) 1452 55 00 00**; Passcode **8000894 #**

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com